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As filed pursuant to Rule 424(b)(3)
Registration No. 333-82246

PRICING SUPPLEMENT
November 15, 2002
(To Prospectus Supplement dated March 6, 2002
to Prospectus dated March 4, 2002)

$75,000,000    4.101% Medium-Term Senior Notes, Series C, due November 30, 2007

Principal Amount:	$75,000,000
Issue Date:	November 20, 2002
Maturity Date:	November 30, 2007
Interest Rate Per Annum:	4.101%
Interest Payment Dates:	May 30 and November 30
First Interest Payment Date:	May 30, 2003
Interest Accrual Date:	November 20, 2002
Record Dates:	May 15 and November 15
Issue Price:	100% of Principal Amount
Agent's Discount or Commission:	0.30% of Principal Amount
Net Proceeds to Occidental, before expenses:	$74,775,000
Form of Note (Book-Entry or Certificated):	Book-Entry
Issuer Ratings:	Baa2 (outlook stable) by Moody's Investors Service, Inc. BBB (outlook stable) by Standard & Poors Corporation
CUSIP No.:	67461F FQ5
Trustee and Paying Agent:	The Bank of New York
Optional Redemption:	See "Optional Redemption" on Page PS-2
Redemption Price:	See "Optional Redemption" on Page PS-2

Banc of America Securities LLC	JPMorgan

Fleet Securities, Inc.

HSBC

Wachovia Securities

        References in this pricing supplement to "Occidental", "we", "us" and "our" are to Occidental Petroleum Corporation and not to any of our subsidiaries or agents.

        It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page 4 of the accompanying prospectus.

RECENT DEVELOPMENTS

        Late last year, the SEC announced a new initiative to expand significantly review by its staff of SEC filings made by all Fortune 500 companies. Recently, we received comments from the staff regarding our 2001 annual report on Form 10-K and quarterly reports on Form 10-Q for the periods ended March 31 and June 30, 2002. The comments principally request supplemental information and propose additional disclosure and in some cases revisions of these filings. We are in the process of responding to the staff's comments and believe that compliance with such comments would not have a material effect on the accuracy or adequacy of our current filings.

DESCRIPTION OF THE NOTES

        Occidental will issue the notes under an indenture between Occidental and The Bank of New York, as trustee. This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus supplement and prospectus.

Optional Redemption

        We may redeem some or all of the notes at any time at a price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed; and

  •
  an amount determined by the Quotation Agent equal to the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year comprised of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that, with respect to interest payments that are due prior to the relevant redemption date, we will make such payments to the record holders of such notes at the close of business on the relevant regular record dates.

        We will send to each holder notice of any redemption at least 30 days but not more than 60 days before the applicable redemption date. Unless we default in payment of the redemption price, no interest shall accrue for the period from and after such redemption date. If less than all of the notes are to be redeemed, the trustee will select the notes (or portions thereof) to be redeemed by such method as the trustee shall deem fair and appropriate.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of such Quotations, such average in any case to be determined by the Quotation Agent, or (3) if only one Reference Treasury Dealer Quotation is received, such Quotation.

        "Quotation Agent" means the Reference Treasury Dealer appointed by Occidental.

        "Reference Treasury Dealer" means (i) Banc of America Securities LLC and J.P. Morgan Securities Inc. (or their respective affiliates which are primary U.S. Government securities dealers) and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefore another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer(s) selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day in the The City of New York preceding such redemption date.

PLAN OF DISTRIBUTION

        We are offering the notes to Core Investment Grade Bond Trust I (the "trust") with Banc of America Securities LLC, J.P. Morgan Securities Inc., Fleet Securities, Inc., HSBC Securities (USA) Inc. and Wachovia Securities, Inc. acting as our placement agents. Concurrently with the offering of the notes, the trust is separately offering, through its depositor, Core Bond Products LLC, pass-through certificates of the trust. Each of the placement agents is a statutory underwriter within the meaning of the Securities Act of 1933.

        We have authorized the placement agents to deliver a copy of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes offered hereby to the purchasers of the trust certificates. This pricing supplement and the accompanying prospectus supplement and prospectus relate only to us and the notes and do not relate to the trust or the certificates of the trust or to any other issuer of securities deposited into the trust. You should only rely on this pricing supplement and the accompanying prospectus supplement and prospectus for a description of us and the notes.

        We have not been involved in the creation of the trust or the preparation of the registration statement and related prospectus relating to the offering and sale of the certificates of the trust. We are not partners or joint venturers or in any similar relationship with the trust or any of the other issuers whose securities may be deposited in the trust nor do we own any interest in the trust. Accordingly, we are not assuming any responsibility for or any liability (including liability for any withholding tax for payments made by the trust to holders of pass-through certificates of the trust) or obligations with respect to the trust, the certificates of the trust, the securities of any other issuer that may be deposited into the trust or the registration statements and prospectuses relating to the certificates of the trust or any such securities. Our responsibilities, liabilities and obligations are limited solely to the information contained or specifically incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and to our obligations under the notes and the indenture.

BOOK-ENTRY SYSTEM OUTSIDE THE UNITED STATES

        Holders of trust certificates outside of the United States may own interests in such securities through the Euroclear System or Clearstream. Under certain circumstances, the notes may be distributed to, or sold and the proceeds therefrom distributed to, such holders as the beneficial owners of the notes, in which case, such distribution or sale would be effected through The Depository Trust Company ("DTC") on behalf of Euroclear Bank S.A./N.V. (as operator of the Euroclear System) or Clearstream Banking S.A., as participants of DTC.

Clearstream Banking S.A.

        Clearstream Banking S.A. was incorporated as a limited liability company under Luxembourg law.

        Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V., to facilitate settlement of trades between Clearstream and Euroclear.

        As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream.

        Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

Euroclear System

        The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese Yen. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

        The Euroclear System is operated by Euroclear Bank S.A./N.V., under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation. The Euroclear Bank conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Bank, not the Euroclear Clearance System. The Euroclear Clearance System establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Global Clearance and Settlement Procedures

        Any secondary market trading between Clearstream participants, and/or Euroclear participants will occur in the ordinary way, in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected through DTC, in accordance with DTC's rules, on behalf of the relevant European international clearing system by the U.S. depositaries. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in this system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to DTC.

        Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. These credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

        Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interest in the global securities among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform the procedures, and the procedures may be discontinued at any time. Neither Occidental nor the trustee will have any responsibility for the performance by DTC, Clearstream or Euroclear or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        The information in this section concerning DTC, Clearstream and Euroclear has been obtained from sources that Occidental believes to be reliable, but Occidental takes no responsibility for the accuracy of the information.

        For background information on DTC, please refer to "Book-Entry Notes" beginning on page S-28 of the accompanying prospectus supplement.

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BOOK-ENTRY SYSTEM OUTSIDE THE UNITED STATES